# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aeluma, Inc., CIK 0001828805
CUSIP: 00776X109
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 27 CASTILIAN DRIVE, GOLETA, California (CA), 93117
Date of event which requires filing of this statement: 03/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002092822

## Reporting persons
- Perry George Herbert: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,000,000; shared voting power 0; sole dispositive power 1,000,000; shared dispositive power 0; aggregate amount beneficially owned 1,000,000 (5.6% of the class)
  Comment: Based on 18,002,949 shares of Common Stock of the Issuer issued and outstanding as of March 17, 2026, as reported by the Issuer in its Prospectus Statement filed with the SEC on March 20, 2026. The reported amount of 1,000,000 shares includes the Reporting Person's beneficial ownership as of March 31, 2026. The obligation to file this Schedule 13G was triggered on March 30, 2026, when the Reporting Person's beneficial ownership was 994,466 shares. George Perry is the President and sole member of boisei labs llc, which is the sole member of boisei investments llc, which holds the full number of 1,000,000 shares of Common Stock of the Issuer.
- boisei investments llc: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); sole voting power 1,000,000; shared voting power 0; sole dispositive power 1,000,000; shared dispositive power 0; aggregate amount beneficially owned 1,000,000 (5.6% of the class)
  Comment: George Perry is the President and sole member of boisei labs llc, which is the sole member of boisei investments llc.

## Item 1. Issuer
Name of issuer: Aeluma, Inc.
Address of issuer's principal executive offices: 27 CASTILIAN DRIVE, GOLETA, CALIFORNIA, 93117

## Item 2. Person Filing
Name of person filing:
George Perry
boisei investments llc
Address of principal business office or, if none, residence:
1646 North Atherton #1035
State College, PA 16803
USA
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,000,000
Percent of class: 5.6
Sole power to vote or to direct the vote: 1,000,000
Shared power to vote or to direct the vote: N/A
Sole power to dispose or to direct the disposition: 1,000,000
Shared power to dispose or to direct the disposition: N/A

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Perry George Herbert: George Perry, President, boisei investments llc (03/31/2026)
- boisei investments llc: George Perry, President, boisei investments llc (03/31/2026)